SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    December, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    December  20,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com

     SPECTRUM SIGNAL PROCESSING WINS CONTRACT WITH NIKON CORPORATION - WORLD'S
            LARGEST SUPPLIER OF SEMICONDUCTOR MANUFACTURING EQUIPMENT

BURNABY, B.C., CANADA - DECEMBER 20, 1999 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a world leader in DSP systems, today announced a design-win with the IC & LCD Equipment Division of Nikon Corporation (TOKYO:
ISIN). This division, responsible for semiconductor manufacturing equipment has chosen a Spectrum-designed DSP system to be embedded into the heart of its next-generation NSR (Nikon Step & Repeat) semiconductor wafer stepper machines. Spectrum has received Nikon's initial production order and anticipates that production orders will increase in size as Nikon ramps up product manufacturing to full production over the next three years. Revenue details associated with this design-win were not disclosed, but revenue is estimated to be in the millions of dollars per year.

Nikon is the number one, worldwide supplier of semiconductor wafer stepper equipment; the high-end, precision machines used to mass manufacture almost all integrated circuits including chips such as Pentium, DSP and RISC processors. Semiconductor manufacturing equipment represents a large portion of Nikon's business, accounting for 43.3% of Nikon's total 1998 revenue of 252,495 million Japanese Yen (approximately US$ 2.4 billion).

Spectrum has been working closely with Nikon's IC & LCD Equipment Division on the design and development of the DSP hardware and software components for this project. This design-win marks the first time this division of Nikon has outsourced the design and manufacturing of the "heart" of their semiconductor manufacturing equipment to a company that is not a subsidiary or partially owned by Nikon. This is an important win for Spectrum and has created at least two other design-ins for the Company within Nikon.

"We are very pleased that Nikon chose Spectrum over other DSP vendors to design a multiprocessing DSP system so advanced it pushes the limits of current technology. Spectrum's ability to win multi-million dollar OEM contracts from industry leaders like Nikon is a testament to our expertise as a DSP systems partner. In competitive markets where time to market is everything, our DSP solutions reduce our customers' overall risk and shortens their development cycle, giving our customers the confidence to embed Spectrum products into the heart of their application," said Marty McConnell, Spectrum's Acting Chief Operating Officer.

Spectrum Signal Processing is a world leader in multiprocessing DSP system solutions, and offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. The company is ISO9001 quality certified, and can be found on the web at http://www.spectrumsignal.com. Spectrum is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        December 20, 1999          and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)